SCHEDULE K

SUBORDINATION ACKNOWLEDGEMENT (NEW SUBORDINATED NOTES)

(see attached)

SUBORDINATION ACKNOWLEDGEMENT

July 9, 2003

TO:
The Toronto-Dominion Bank, in its capacity as agent (the "Senior Credit Facilities Agent") for and on behalf of (a) The Toronto-Dominion Bank and the other banks and financial institutions that from time to time are lenders (collectively, the "Banks") under the Credit Agreement (the "Senior Credit Agreement") made as of July 9, 2003 between Baytex Energy Ltd., as borrower, the Banks and the Senior Credit Facilities Agent and (b) the Banks and Affiliates of the Banks (collectively, the "Hedging Affiliates") which have entered into or may enter into Currency Agreements, Interest Rate Agreements and Oil and Gas Hedging Contracts with the Company or any one or more of its Subsidiaries (all Hedging Obligations of the Company and its Subsidiaries under such Currency Agreements, Interest Rate Agreements and Oil and Gas Hedging Contracts being collectively referred to herein as the "Senior Hedging Obligations")

Re:	(a) Indenture (the "Indenture") dated as of July 9, 2003 between Baytex Energy Ltd., as Issuer, and The Bank of Nova Scotia Trust Company of New York, as trustee under the Indenture

(b)           Subordination Agreement dated as of July 9, 2003 (the "Mirror Note Subordination Agreement") between Baytex Energy Ltd., Baytex Energy Partnership, Baytex Resources Ltd., Baytex Exploration Ltd. and The Bank of Nova Scotia Trust Company of New York, as trustee under the Indenture

The Bank of Nova Scotia Trust Company of New York, as trustee under the Indenture, hereby acknowledges that to the extent that (i) the obligations of the Company and its Subsidiaries under or relating to the Senior Credit Agreement or (ii) the Senior Hedging Obligations (including, in each case, without limitation, any related guarantees and security documents) constitute Senior Indebtedness or Guarantor Senior Indebtedness, the provisions of Article XIV (Subordination of Securities and Guarantees) of the Indenture and of the Mirror Note Subordination Agreement would be applicable thereto.

Capitalized terms used herein and not defined shall have the meanings specified in the Indenture on the date hereof.

THE BANK OF NOVA SCOTIA TRUST COMPANY OF NEW YORK, as Trustee

By:	"Signed"
Name:
Title:

2

BAYTEX SUBORDINATION ACKNOWLEDGEMENT

(Subordination Agreement Re:  Mirror Notes and Mirror Note Guarantees)

July 9, 2003

TO:
The Toronto-Dominion Bank, in its capacity as agent (the “Agent”) for and on behalf of (a) The Toronto-Dominion Bank and the other financial institutions and persons which are lenders from time to time (collectively, the “Lenders”) under the Credit Agreement (the “Senior Credit Agreement”) made as of July 9, 2003 between Baytex Energy Ltd., as borrower, the Lenders and the Agent and (b) the Lenders and Affiliates of the Lenders (collectively, the “Hedging Affiliates”) which have entered into or may hereafter enter into Currency Agreements, Interest Rate Agreements and Oil and Gas Hedging Contracts with the Company or any one or more of its Subsidiaries (all Hedging Obligations of the Company and its Subsidiaries under such Currency Agreements, Interest Rate Agreements and Oil and Gas Hedging Contracts being collectively referred to herein as the “Senior Hedging Obligations”)

RE:
Subordination Agreement dated as of July 9, 2003 (the “Mirror Note Subordination Agreement”) between Baytex Energy Ltd., Baytex Energy Partnership, Baytex Resources Ltd., Baytex Exploration Ltd. (collectively, the “Baytex Parties”) and The Bank of Nova Scotia Trust Company of New York, as trustee under the Indenture dated as of July 9, 2003 between Baytex Energy Ltd., as Issuer, and The Bank of Nova Scotia Trust Company of New York, as trustee (as amended or supplemented, the “Indenture”)

FOR VALUE RECEIVED, each of the Baytex Parties hereby acknowledges and agrees that: (1)(i) all obligations of the Company under or pursuant to the Senior Credit Agreement and (ii) all Senior Hedging Obligations (including, in each case, without limitation, any related guarantees and security documents) constitute Senior Indebtedness, (2) all obligations of the other Baytex Parties and other Subsidiaries under or pursuant to any guarantees of the obligations referred to in (1)(i) or (ii) (including, in each case, without limitation, any related guarantees and security documents) constitute Guarantor Senior Indebtedness and (3) each of the Agent, the Lenders and the Hedging Affiliates are entitled to the benefit of the provisions of the Mirror Note Subordination Agreement and shall be entitled to enforce the same against the Company, the other Baytex Parties, the Trustee and the Holders of the Securities.

Capitalized terms used herein and not defined shall have the meanings specified in the Indenture on the date hereof.

BAYTEX ENERGY LTD.

By:	"Signed"
Raymond T. Chan Senior Vice President and Chief Financial Officer
By:	"Signed"
John Leach Vice President, Finance and Administration
BAYTEX ENERGY PARTNERSHIP, by its Managing Partner, BAYTEX ENERGY LTD.

By:	"Signed"
Raymond T. Chan Senior Vice President and Chief Financial Officer
By:	"Signed"
John Leach Vice President, Finance and Administration
BAYTEX RESOURCES LTD.

By	“Signed”
Raymond T. Chan Senior Vice President and Chief Financial Officer
By:	"Signed"
John Leach Vice President, Finance and Administration
BAYTEX EXPLORATION LTD.

By:	"Signed"
Raymond T. Chan Senior Vice President and Chief Financial Officer
By:	"Signed"
John Leach Vice President, Finance and Administration